UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Rand Logistics, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                    752182105
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                                 (CUSIP Number)

                               Todd Emmerman, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8873
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 24, 2008
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Laurence S. Levy
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     899,437 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            899,437 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      899,437 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.98%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 752182105                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rand Management LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     789,694 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            789,694 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      789,694 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.13%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 hereby amends the Schedule 13D as it relates to the Common Stock, $.0001 par value (the "Common Stock") of Rand Logistics, Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware. The address of the Company's principal executive offices is 461 Fifth Avenue, 25th Floor, New York, NY 10017.

Item 2. Identity and Background

      Sections (a) and (b) of Item 2 are hereby amended and restated as follows:

(a) This Amendment No. 1 to Schedule 13D is being filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Laurence S. Levy and Rand Management LLC ("Management"), of which the sole member is the Laurence Levy Irrevocable Trust, a trust established for the benefit of Mr. Levy's three children. Mr. Levy is the trustee for the trust. (Mr. Levy and Management are hereinafter collectively referred to as the "Reporting Persons"). The Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

(b) (i) Mr. Levy's principle business address is 461 Fifth Avenue, 25th Floor, New York, New York 10017.

      (ii) Management's address is 40 Olmsted Road, Scarsdale, New York 10583.

Item 3. Source and Amount of Funds or Other Consideration.

      Section (i) of Item 3 is hereby amended as follows:

(i) Mr. Levy acquired 72,800 shares of Common Stock pursuant to a Restricted Share Award Agreement dated as of January 17, 2007, between Mr. Levy and the issuer, and 4,592 shares of Common Stock from Management pursuant to the terms of the Laurence Levy Irrevocable Trust.

On October 24, 2008, Mr. Levy tendered 808,775 warrants to the Company and received 32,351 shares of Common Stock in accordance with the terms of the Company's warrant tender offer (the "Offer"). Pursuant to the terms of the Offer, Mr. Levy's acquisition of such Common Stock was a cashless transaction.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended and restated as follows:

      The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

      Mr. Levy is Chairman and Chief Executive Officer of the Company. In his capacity as Chairman and Chief Executive Officer of the Company, Mr. Levy is and will be significantly involved in the affairs of the Company and in this capacity could take actions that relate to or would result in the matters set forth in subparagraphs (b) through (j) of Item 4 to Schedule 13D.

      Other than as set forth above, no Reporting Person, in its capacity as a holder of a security of the issuer, currently has any plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Sections (a) and (b) and (c) of Item 5 are hereby amended and restated to read as follows:

      (a) (i) Mr. Levy beneficially owns 899,437 shares of Common Stock, comprised of 789,694 shares of Common Stock that are held by Management, the sole member of which is a trust of which Mr. Levy is Trustee, and 109,743 shares of Common Stock held directly by Mr. Levy. Such shares constitute approximately 6.98% of the shares of Common Stock outstanding;

            (ii) Management beneficially owns 789,694 shares of Common Stock, constituting approximately 6.13% of the shares of Common Stock outstanding.

      (b) (i) Mr. Levy has sole voting and dispositive power over the 109,743 shares he owns.

            (ii) Management has sole voting and dispositive power over the 789,694 shares owned by it, which power is exercisable by Mr. Levy as Trustee of Management's sole member.

      (c) The information contained in Item 3 above is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

      Item 7 is hereby amended to add the following:

            Exhibit 5. Restricted Share Award Agreement, filed as Exhibit 10.1 to Form 8-K on January 17, 2007.

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2008


                                    /s/ Laurence S. Levy
                                    --------------------------------------------
                                    Laurence S. Levy

                                    RAND MANAGEMENT LLC

                                    By: Laurence Levy Irrevocable Trust, as sole
                                        member


                                    /s/ Laurence S. Levy
                                    --------------------------------------------
                                    By:    Laurence S. Levy
                                    Title: Trustee

EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, $.0001 par value, of Rand Logistics, Inc.

Dated: November 14, 2008


                                                 /s/ Laurence S. Levy
                                                 -------------------------------
                                                 Laurence S. Levy

                                                 RAND MANAGEMENT LLC

                                                 By: Laurence Levy Irrevocable
                                                 Trust, as sole member


                                                 /s/ Laurence S. Levy
                                                 -------------------------------
                                                 Name: Laurence S. Levy
                                                 Title: Trustee